CREATING A PREMIER AMERICAS-FOCUSED COPPER PRODUCER

April 2023

HUDBAY

COPPER MOUNTAIN MINING CORPORATION

Extracting Value with Efficient Operations

CAUTIONARY INFORMATION

Disclaimer

This presentation, as supplemented or amended from time to time has been prepared in connection with the proposed acquisition by Hudbay Minerals Inc. ("Hudbay") of all of the issued and outstanding common shares of Copper Mountain Mining Corporation ("Copper Mountain) in exchange for common shares of Hudbay, pursuant to a court approved plan of arrangement (the "Proposed Transaction").

This presentation is not, and under no circumstances is to be construed as, an advertisement or public offering of the securities referred to in this presentation. No securities commission or similar authority in Canada or the United States has reviewed or in any way passed upon this presentation or the merits of the securities described herein and any representation to the contrary is an offence.

The information contained in this presentation is current only as of its date and may have changed. Hudbay and Copper Mountain disclaim any intention or obligation or undertaking to update or revise this information in light of new information, future events or otherwise.

Forward-Looking Information

This presentation contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this presentation, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this presentation is qualified by this cautionary note. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay and/or Copper Mountain, as applicable, at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

Forward-looking statements include, but are not limited to, statements with respect to: the expected consummation and anticipated timing of the Proposed Transaction; shareholder approval of the Proposed Transaction; the satisfaction of the conditions precedent to the Proposed Transaction; the strengths, characteristics and potential of Hudbay following closing of the Proposed Transaction; growth potential and expectations regarding the synergies between Hudbay and Copper Mountain following closing of the Proposed Transaction and the ability to successfully achieve business objectives; timing, receipt and the anticipated effects of court, regulatory and other required consents and approvals; expectations regarding future exploration and development; expectations for economic, business and/or competitive factors; and the impact of the Proposed Transaction on various stakeholders and local communities.

Specifically, estimated guidance production, cash costs, EBITDA, net debt / EBITDA ranges and cash flow per share is, in each case, considered forward-looking information. The foregoing demonstrates Hudbay's objectives, which are not forecasts or estimates of its financial position, but are based on the implementation of its strategic goals, growth prospects, growth initiatives and integration initiatives in respect of the Proposed Transaction. Management's assessments of, and outlook for, the foregoing matters set out herein are generally based on the following assumptions: (a) Hudbay's results of operations will continue as expected, (b) Hudbay will continue to effectively execute against its key strategic growth priorities, (c) Hudbay will realize the expected synergies between Hudbay and Copper Mountain following closing of the Proposed Transaction, (d) Hudbay will be able to take advantage of future prospects and opportunities, (e) there will be no changes in legislative or regulatory matters that negatively impact Hudbay's business, (f) current tax laws will remain in effect and will not be materially changed, (g) economic conditions will remain relatively stable throughout the period, and (h) the industries Hudbay operates in will continue to grow consistent with past experience and in line with expectations.

Hudbay considers these assumptions to be reasonable in the circumstances, given the time period for such projections and targets. These estimates have been prepared by and are the responsibility of management.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information include, but are not limited to, risks related to: the failure to receive requisite shareholder approval for the Proposed Transaction; the failure to receive requisite court, regulatory and other required consents and approvals; the inability of Hudbay to successfully integrate Copper Mountain's operations; the potential of a third party making a superior proposal; the possibility that the Arrangement Agreement could be terminated, including as a result of a superior proposal; and various other risk factors described in the cautionary information and risk factor disclosure contained in filings made by Hudbay and Copper Mountain, including in Hudbay's and Copper Mountain's respective most recent annual information form for the year ended December 31, 2022 and their respective management's discussion and analysis for the period ended December 31, 2022 each available on SEDAR at www.sedar.com and, for Hudbay, also available on EDGAR at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay and Copper Mountain do not assume any obligation to update or revise any forward-looking information after the date of this presentation or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Non-IFRS Financial Performance Measures

2023E cash costs, 2023E EBITDA, 2022A cash costs and 2022A EBITDA are non-IFRS financial measures with no standardized definition under IFRS. 2022A Net Debt / EBITDA, 2023E Net Debt / EBITDA range and 2024E Net Debt / EBITDA range are non-IFRS financial ratios with no standardized definition under IFRS. These measures and ratios are shown because Hudbay and Copper Mountain believe they help investors and management assess the performance of their operations and effectively analyze business activities. EBITDA is shown to provide additional information about the cash generating potential in order to assess Hudbay's capacity to service and repay debt, carry out investments and cover working capital needs. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

For a detailed description of each of these measures, please refer to "Non-IFRS Financial Performance Measures" of Hudbay's management's discussion and analysis for the period ended December 31, 2022 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and "Non-GAAP Performance Measures" of Copper Mountain's management's discussion and analysis for the period ended December 31, 2022 available on SEDAR at www.sedar.com. Such disclosure includes reconciliations of certain of these measures to their most directly comparable IFRS or GAAP measures, as applicable, which information is incorporated by reference herein.

All amounts in this presentation are in U.S. dollars unless otherwise noted.

TODAY'S SPEAKERS

HUDBAY

PETER KUKIELSKI
PRESIDENT & CEO
More than 30 years of sector experience in base metals, precious metals and bulk materials across the globe, including leadership positions at Nevsun, Anemka, ArcelorMittal, Teck and Noranda

EUGENE LEI
CFO
Over 20 years of global mining investment banking, finance and corporate development experience. As CFO, he is responsible for financial reporting, IR, financial planning and treasury

ANDRE LAUZON
COO
Over 25 years of experience, holding leadership roles at Vale. Leads international operating teams & responsible for business development, technical services, exploration and CSR

COPPER MOUNTAIN MINING CORPORATION

GIL CLAUSEN
PRESIDENT & CEO
More than 30 years of experience in management, finance, development and operations at base metals and precious metals mining companies

LETITIA WONG
CFO
Nearly 20 years of experience in strategy, corporate development, strategic transactions including mergers & acquisitions, finance and investor relations in the mining industry

HUDBAY COPPER MOUNTAIN MINING CORPORATION
2

TRANSACTION OVERVIEW

OVERVIEW	- Hudbay to acquire 100% of common shares of Copper Mountain - Potential to unlock US$30 million in annual operating efficiencies and synergies for the benefit of both sets of shareholders - Expected to be accretive to Hudbay's NAV per share - Pro forma ownership to be 76% Hudbay shareholders and 24% Copper Mountain shareholders

CONSIDERATION	- Transaction consideration for each Copper Mountain common share: 0.381 of a Hudbay common share
	- As of April 12, 2023, implies
	    - Consideration of C$2.67 per Copper Mountain share
	    - 23% premium based on 10-day VWAPs
	    - US$439 million equity value

APPROVALS	- The Board of Directors of both companies have unanimously approved the transaction - Transaction subject to shareholder approval by Copper Mountain (66 2/3% of votes cast) and Hudbay (over 50% of votes cast) - Subject to customary approvals, including applicable regulatory approvals
OTHER TERMS	- Reciprocal termination fee payable under certain circumstances - Customary non-solicitation, fiduciary out and right to match provisions
BOARD AND MANAGEMENT	- Hudbay board will include two directors appointed from the Copper Mountain Board - Hudbay management will benefit from additional team members from Copper Mountain
TIMING	- Expected to close late in the 2nd quarter or early in the 3rd quarter of 2023

HUDBAY COPPER MOUNTAIN MINING CORPORATION 3

ON-STRATEGY COMBINATION WITH STRONG INDUSTRIAL LOGIC

Scale

Creates 3rd largest Canadian copper platform with leading trading liquidity

Diversification

Balanced weighting between North and South America

Commodity

Enhanced exposure to core commodity Copper

Efficiencies

Core competencies extract value and optimize costs

Deleveraging

Accelerates deleveraging initiatives and improves credit profile

Capital Allocation

Allocate capital across platform to highest return opportunities

HUDBAY

COPPER MOUNTAIN MINING CORPORATION

HUDBAY COPPER MOUNTAIN MINING CORPORATION
4

DIVERSIFIED PORTFOLIO IN TIER 1 JURISDICTIONS

COPPER MOUNTAIN

Operating Mine
- +25 year mine life
- Open pit
- 42kt annual Cu production

British Columbia, Canada

Cu | Au | Ag

SNOW LAKE

Operating Mine
- +15 year mine life
- Underground
- 190koz annual Au production

Manitoba, Canada

Au | Zn | Cu | Ag

CONSTANCIA

Operating Mine
- +15 year mine life
- Open pit
- 104kt annual Cu production

Cusco, Peru

Cu | Mo | Au | Ag

+150kt Cu **+300koz Au**

2023E Production[1]

MASON

Development Project
- +25 year mine life
- Open pit
- 112kt annual Cu production

Nevada, USA

Cu | Mo | Au | Ag

COPPER WORLD

Development Project
- +25 year mine life
- Open pit
- 86-100kt annual Cu production

Arizona, USA

Cu | Mo | Ag

LLAGUEN

Development Project
- Open pit
- Near surface higher grade core and 0.9x strip ratio

La Libertad, Peru

Cu | Mo | Au | Ag

+200ktpa Cu

Potential from Development Projects

Operating Mine Development Project

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: Company filings. Note: Producing asset production based on midpoint of 2023 guidance. Copper World production displays LOM average range between Phase I and Phase II based on 2022 PEA. Mason production based on LOM average from 2021 PEA.1. Based on midpoint of 2023 production guidance. Refer to Endnote 1

5

COPPER MOUNTAIN MINE OVERVIEW

Current Ownership	• 75% Copper Mountain Mining Corporation • 25% Mitsubishi Materials Corporation
Location	• 20km south of Princeton, B.C. (Canada)
Property Area	• 6,702 hectares (67 square kilometers)
Deposit Type	• Copper-gold porphyry
Mine Type	• Conventional open pit
Commercial Production	• 2011
Processing Capacity	• 45 ktpd nameplate capacity (permitted 50 ktpd) • Conventional crush, grind, flotation
Production	• 2021A: 41 kt Cu • 2022A: 24 kt Cu • 2023E: 42 kt Cu[1]
Cash Costs	• 2021A: US$1.49/lb Cu • 2022A: US$3.53/lb Cu • 2023E: US$2.25/lb Cu[1]
Cash Flow	• Intercompany loan structure provides 100% of near-term cash flows to corporate
End-Product	• Copper concentrate (with gold and silver credits)

Total Tonnes Mined (Mt)
Mill Throughput (ktpd)
39
39
40
40
39
37
35
69
73
74
62
55
57
53
2016
2017
2018
2019
2020
2021
2022
Steady State Operations
Modified Mine Plan

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: Company filings.
1. Based on guidance issued by Copper Mountain on March 27, 2023
Refer to Endnotes 1 and 2

6

COMBINATION OF STRONG ESG CULTURES

REDUCING CARBON FOOTPRINT

- Operations are well-positioned in the lower half of the global GHG emissions curve for copper mines
- Pursuing improvements across the business to reduce GHG emissions by 50% by 2030
- Committed to reaching net-zero carbon emissions by 2050

ZERO EMISSION

WATER AND BIODIVERSITY STEWARDSHIP

- Restoring ecosystems by progressively rehabilitating affected areas
- Committed to conserving biodiversity throughout the mine life
- Aim to operate without conflict with other water users and minimize our impact on water resources

HUDBAY

ADVANCING SUSTAINABLE COMMUNITIES

- Promoting local community and Indigenous employment
- Mining with integrity, open dialogue and transparency
- Prioritizing local suppliers and regional development

STRONG GOVERNANCE AND DIVERSITY

- As a member of MAC, committed to maintaining a score of “A” or higher for all TSM protocols
- Focused on increased disclosure transparency with sustainability data mapped to the global frameworks and ongoing participation in ESG questionnaires
- Embraces diversity and striving towards higher female employment and leadership

TSM MEMBER

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Note: MAC = Mining Association of Canada; TSM = Toward Sustainable Mining; GHG = Greenhouse Gas

7

LEADING CLIMATE CHANGE INITIATIVES

FURTHER IMPROVE CARBON FOOTPRINT WITH COPPER MOUNTAIN'S LEADING GHG INITIATIVES

- Copper Mountain has the potential to be the lowest-emitting, open-pit copper mine in the world by 2035 through several net-zero carbon initiatives
- Ability to apply these leading carbon reduction initiatives to the Constancia mine and Copper World project to further improve its future GHG emissions

Copper Mountain is implementing a variety of technological improvements and innovations to reduce GHG emissions

- ✓ **Increasing use of fleet electrification**
- ✓ **Electric trolly assist haulage**
- ✓ **Investigating alternative fuels**

6
4
2
0
t CO2e/t metal eq
Snow Lake
Canada
(rank #13)
Copper Mountain
Canada
(rank #68)
Constancia
Peru
(rank #110)
0
10000
20000
30000
Production kt metal eq

COPPER MOUNTAIN IS THE 1ST OPEN PIT COPPER MINE IN NORTH AMERICA TO USE TROLLEY ASSIST

Primary Crusher
Trolley ramp

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: CRU International Global GHG Scope 1 and Scope 2 Emissions Curve for copper producers. Curve shows a total of 282 operating copper assets.

8

ENHANCED SIZE AND SCALE

Scale

2023E Production (kt Cu)

264
185
156
138
74
60
45
43
42
Lundin
Capstone
Pro Forma
HUDBAY
OZ
Sandfire
Taseko
ERO
29Metals
Copper Mountain

2023E Cash Costs (US$/lb Cu)

$1.05
$1.15
$1.40
$1.50
$1.59
$2.08
$2.25
$2.37
$2.54
Pro Forma
HUDBAY
Sandfire
OZ
29Metals
ERO
Lundin
Copper Mountain
Taseko
Capstone

2023E EBITDA (US$M)

$1,287
$799
$589
$407
$275
$236
$118
$100
$16
Lundin
Pro Forma
HUDBAY
OZ
Capstone
Sandfire
ERO
Taseko
Copper Mountain
29Metals

Resources (Mt Cu)

16
14
11
9
9
3
3
2
2
Pro Forma
HUDBAY
Lundin
Capstone
Taseko
OZ
Sandfire
ERO
Copper Mountain
29Metals

Pending Acquisition by BHP

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: Broker research, company filings, Wood Mackenzie, FactSet. Market data as of April 12, 2023
Note: Copper Mountain production and cash costs displayed as per midpoint of 2023 guidance. Pro-forma company statistics are as-is without planned operational improvements and for illustrative purposes. Resources shown on an attributable basis. Refer to Endnotes 1, 2 and 3

10

THIRD LARGEST COPPER PRODUCER IN CANADA

Scale

2023E Canadian Copper Production (kt Cu)
130
72
53
52
45
32
29
20
Positioned among the largest copper producers in Canada with a resource base that could support further expansion
Teck
VALE
Pro Forma HUDBAY
Taseko
GLENCORE
NEWCREST
centerragold
newgold
Senior Diversified Base Metal Producers
Intermediates, Juniors & Others

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: Company public filings, Wood Mackenzie.
Note: Operations are shown on 100% basis based on 2023E guidance or Wood Mackenzie where guidance not available. Refer to Endnote 1.

11

LEADING SHAREHOLDER LIQUIDITY

Scale

Pro Forma
HUDBAY
TURQUOISE HILL
lundin mining
Increased scale provides stronger liquidity, enhances valuation and improves attractiveness to investors
Sandfire
ERO
CAPSTONE COPPER
COPPER MOUNTAIN MINING CORPORATION
Taseko
29 Metals
ATALAYA MINING
nexa
Bubble Size Based on Market Cap
Trading Liquidity (US$ mm)
$5
$4
$3
$2
$1
–
0
50
100
150
200
250
300
2022A Copper Production (kt)

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: FactSet. Market data as at April 12, 2023.
Note: Trading liquidity is measured as 12-month average daily value traded and displayed on a log base 2 scale.

12

BALANCED GEOGRAPHICAL NAV EXPOSURE

COMBINED COMPANY WILL REMAIN 100% IN TIER 1 JURISDICTIONS

Diversification
46%
54%
Pro Forma
HUDBAY
92%
8%
OZ
7%
88%
5%
lundin mining
70%
30%
CAPSTONE COPPER
62%
34%
3%
Sandfire
100%
ERO COPPER
North America
South America
Africa
Europe
Australia

HUDBAY COPPER MOUNTAIN MINING CORPORATION
13

Source: Analyst research.

ENHANCED COPPER EXPOSURE

PRIMARY COPPER PRODUCER WITH COMPLEMENTARY GOLD EXPOSURE

Commodity

Reserves by Commodity (Cu Eq.)[1]

2022A Revenue by Commodity (%)

11%
2.7 Mt
60%
28%
23%
1.6 Mt
77%
7%
4.3 Mt
67%
26%
HUDBAY
COPPER MOUNTAIN
MINING CORPORATION
Pro Forma
HUDBAY
19%
$1.5 bn
57%
24%
19%
$0.2 bn
81%
16%
$1.7 bn
61%
23%
Copper
Precious
Other

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: Company public filings.
1. Copper equivalent calculations conducted at select commodity pricing: US$3.45/lb Cu, US$1,500/oz Au, US$20.00/oz Ag, US$1.15/lb Zn and US$11.00/lb Mo.

14

THE HUDBAY ADVANTAGE - EFFICIENT OPERATIONS

CONSTANCIA IS ONE OF THE LOWEST COST COPPER MINES IN SOUTH AMERICA

Efficiencies

2022 Mine Site Cost (US$/tonne milled)
Continuous operational improvements at Constancia have driven costs down, while increasing efficiencies and productivity
COPPER MOUNTAIN
MINING CORPORATION
$9.9 Chapada
$10.5 Toromocho
$11.0 Constancia
$12.7 Cobre Panama
$13.2 Andacollo
$13.4 Radomiro Tomic
$13.9 Antapaccay
$14.6 Cuajone
$15.2 Sierra Gorda
$15.4 Los Pelambres
$18.2 Ministro Hales
$18.6 Centinela
$18.6 Salobo
$19.0 Las Bambas
$19.3 Sossego
$19.7 Cerro Corona
$20.2 Antamina
$20.5 Collahuasi
$23.2 El Soldado
$39.9 Antas
lundin mining
HUDBAY
Teck
CODELCO
GLENCORE
KGHM
CODELCO
VALE
MMG
VALE
BHP
GLENCORE
GLENCORE
OZ
Large Scale Base Metal Producers & State Owned Enterprises
Senior, Intermediates & other

Source: Wood Mackenzie Q4 2022 dataset.
Note: Includes primary copper, open pit sulphide mines in South America only. Operating costs include mining, processing and general and administrative expenditures on a per tonne basis. Wood Mackenzie's costing methodology may be different than the methodology reported by Hudbay or its peers in their public disclosure.

HUDBAY COPPER MOUNTAIN MINING CORPORATION 15

HUDBAY EXPECTS US$30 MILLION OF ANNUAL EFFICIENCIES AND SYNERGIES

Efficiencies

US$20M of Annual Operating Efficiencies from Copper Mountain Mine[1]

- Improve productivity in key areas
- Increase throughput and reduce costs
- Achieve consistent and stable operations

US$10M of Annual Corporate Synergies[1]

- Shared Services
- Tax optimization
- Corporate costs

Source: Company public filings.

1. Pre-tax annual synergies achieved over the course of 3 years.

HUDBAY COPPER MOUNTAIN MINING CORPORATION 16

POTENTIAL TO UNLOCK US$20 MILLION OF ANNUAL EFFICIENCIES FROM THE COPPER MOUNTAIN MINE[1]

Efficiencies

Key Similarities Between Copper Mountain Mine and Constancia

- Large-Scale, Open Pit Operations
- High-Grade Satellite Deposit
- Copper with Au / Ag By-Products
- Built Within 3 Years of Each Other

Similar Sized

- Haul Trucks
- Shovels

Hudbay Can Apply its Constancia Operating Framework to Unlock Efficiencies[2]

Crusher
Leading maintenance & operating practices at Constancia

+25%

Crushing Circuit Availability

Excavators
Smaller shovels at Constancia consistently move more material

+30%

Tonnes moved per operating hour

Mill
Constancia is consistently exceeding nameplate capacity

+5%

Process Plant Availability

Haul Trucks
Same size trucks consistently move more material at Constancia

+5%

Tonnes hauled per load

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: Company filings.
1. Pre-tax annual synergies achieved over the course of 3 years.
2. Figures represent operating KPI deltas between Constancia and Copper Mountain.

17

COPPER MOUNTAIN MINE NEAR-TERM FOCUS

Efficiencies

Phase I – Stabilization

Operational Integration

- Alignment of Standards (KPIs, Reconciliation)
- Update Resource Modeling
- Supplement Minesite Team with Hudbay Personnel

Realize Current Potential

- Implementation of best practices with associated training
- Complete mill upgrades – greater production capacity
- Open several mining faces – increase both flexibility and productivity
- Maintenance focus – improve equipment availability
- Crusher circuit modification – stabilize throughput
- Prepare Hudbay Operating Plan and NI 43-101 Technical Report

Year 1

Phase II – Optimization

Improve Beyond Base

- Usage of Hudbay owned equipment – throughput improvement with low capital
- Mining fleet and contractor usage cost structure optimization

Leverage Infrastructure

- Realize filter press, cleaner, and rougher expansion benefits – increased production capacity
- Usage of trolley assist – decrease operating costs and greenhouse gas emissions

Evaluate Future Growth

- After achieving optimized operations – conduct infill and exploratory drilling
- Opportunity trade-off analysis – capital allocation process comparing across asset portfolio

Year 2 – Year 4

HUDBAY COPPER MOUNTAIN MINING CORPORATION
18

DECREASING LEVERAGE PROFILE

Deleveraging

Pro Forma Hudbay to benefit from accelerated deleveraging to enhance credit profile and lower cost of capital
2.0x
1.3 - 1.5x
0.7 - 1.0x
2025 Leverage Target for Copper World: 1.2x Net Debt / EBITDA
Hudbay
2022A Net Debt / EBITDA
Pro Forma Hudbay
2023E Net Debt / EBITDA Range
Pro Forma Hudbay
2024E Net Debt / EBITDA Range

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: FactSet, select street consensus estimates. Company Filings. Market data as of April 12, 2023
Refer to Endnotes 4 and 5

19

ENHANCED CAPITAL ALLOCATION

Capital Allocation

1 Operation Enhancements

- *Immediately pursue high return and short payback initiatives*
- *Increase EBITDA and strengthen balance sheet to execute brownfield expansions and transformational initiatives*

2 Brownfield Expansions

- *Low-risk brownfield optimizations with minimal capital requirements on a relative basis*
  - *Extend mine life*
  - *Increase production*
  - *Lower operating cost*

3 Greenfield Development

- *Larger scale projects evaluated on risk and return*
- *Better positioned for next wave of consolidation*

Shareholder Returns, De-leveraging & Portfolio Optimization

- *Increased shareholder returns program and balance sheet de-leveraging*
  - *Lower cost of capital & improved valuation multiples*
- *Explore pro-forma value creation opportunities through portfolio optimization*

HUDBAY COPPER MOUNTAIN MINING CORPORATION
20

HUDBAY PRIORITY PIPELINE OPPORTUNITIES

Capital Allocation

1 *Operation Enhancements*

Copper Mountain Steady State

Unlocking Copper Mountain's full potential from current operations

Recovery Programs

Increase recoveries at Stall and Constancia to extract more per tonne processed

2 *Brownfield Expansion*

Maria Reyna & Caballito

Potential high-grade satellite deposits for Constancia

Copper Mountain Expansion

Enhance economies of scale and cash flow

3 *Greenfield Development*

Copper World Complex

High-quality copper project with flexible, two-phase development plan

Mason Project

Large, open pit copper project with significant land package

Portfolio Optimization

Explore value-enhancing initiatives across the portfolio

HUDBAY COPPER MOUNTAIN MINING CORPORATION
21

AMONG FEW BASE METAL PRODUCERS >US$3BN EV

Enterprise Value (US$ Bn)
Previously Acquired / In Progress
Combined company distinguishes itself among a select few producers
Teck $29.8
First Quantum $25.2
Antofagasta $23.3
South32 $13.9
Turquoise Hill $8.9
Equinox Minerals $7.8
Oz Minerals $7.0
LionOre $6.2
Lundin Mining $6.2
KAZ Minerals $5.9
Capstone $4.0
Aur Resources $3.5
Inmet Mining $3.3
Sandfire $2.5
Hudbay $2.4
Nexa $2.3
Quadra FNX $2.2
Ero Copper $1.8
Nevsun $1.4
PanAust $1.1
Thompson Creek $0.9
Taseko $0.8
Copper Mountain $0.6
Nevada Copper $0.5
Cental Asia Metals $0.5
Imperial $0.3

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: Broker research, Company filings, FactSet. Market data as at April 12, 2023

23

PREMIER POSITIONING AMONGST PEERS

2023E Production (kt Cu)

264
185
156
138
74
45
Lundin
Capstone
Pro Forma
OZ
Sandfire
Ero

2023E Cash Costs (US$/lb Cu)

$1.05
$1.15
$1.40
$1.59
$2.08
$2.54
Pro Forma
Sandfire
OZ
Ero
Lundin
Capstone

P / NAV (x)

1.2x
1.0x
0.9x
0.9x
0.8x
0.7x
Sandfire
OZ
Ero
Lundin
Capstone
Pro Forma

P / 2023E CFPS (x)

14.9x
9.4x
9.1x
8.9x
5.8x
2.6x
Sandfire
Capstone
OZ
Ero
Lundin
Pro Forma

Pro Forma Hudbay to benefit from compelling re-rate potential

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: FactSet street consensus estimates. Market data as at April 12, 2023. Note: OZ Minerals figures as at the unaffected date based on the BHP offer (August 6, 2022)
Refer to Endnotes 1, 2 and 6

24

ON-STRATEGY COMBINATION WITH STRONG INDUSTRIAL LOGIC

Scale

Creates 3rd largest Canadian copper platform with leading trading liquidity

Diversification

Balanced weighting between North and South America

Commodity

Enhanced exposure to core commodity Copper

Efficiencies

Core competencies extract value and optimize costs

Deleveraging

Accelerates deleveraging initiatives and improves credit profile

Capital Allocation

Allocate capital across platform to highest return opportunities

HUDBAY

COPPER MOUNTAIN MINING CORPORATION

HUDBAY COPPER MOUNTAIN MINING CORPORATION
25

COPPER MOUNTAIN EXPLORATION POTENTIAL

OREBODY REMAING OPEN BOTH LATERALLY AND AT DEPTH

- Copper Mountain is similar to Red Chris and the Cadia-Ridgeway deposits with the same style of high-grade, A-type quartz vein-hosted, copper gold mineralization

COMPARISON TO OTHER ALKALIC PORPHYRY DEPOSITS

Copper Mountain

Same Scale

Cadia-Ridgeway

Same Scale

Red Chris

Copper Mountain:
Mineral Inventory
1,902 Mt @ 0.29% Cu & 0.12 g/t Au
(MI&I 2022 at 0.1% Cu cut off, plus past production)

Cadia-Ridgeway:
Mineral Inventory
4,515 Mt @ 0.25% Cu & 0.47 g/t Au
(MI&I 2017 plus past production)

Red Chris:
Mineral Inventory
2,524 Mt @ 0.29% Cu & 0.30 g/t Au
(MI&I 2012 at 0.1% Cu cut off, pre-production)

IP CHARGEABILITY FEATURE BELOW CURRENT DRILLING

2D IP inversion, Line A
2023 Exploration Program
Planned 2023
IP Survey
Target Areas
Drilling started in February 2023
8000 metres planned in Phase 1, plus 10,000 metres in Phase 2
Geophysical survey planned for April to infill and extend previous coverage
Drilling results expected by mid-year
CMMC Tenure

HUDBAY COPPER MOUNTAIN MINING CORPORATION
27

CONSTANCIA MINE

16 YEARS	Cu-Mo	86k tpd
MINE LIFE	PORPHYRY DEPOSIT	MILL CAPACITY
110kt	**87koz**	**$1.18/lb**
3-YEAR AVG. CU PRODUCTION[1]	3-YEAR AVG. AU PRODUCTION[1]	2023E CASH COSTS

CONSTANCIA COPPER PRODUCTION PROFILE[2]

Copper (kt)
Cash Costs ($/lb)
140
120
100
80
60
40
20
0
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$1.45
$1.54
$1.58
$1.18
73
78
89
104
120
107
2020
2021
2022
2023E
2024E
2025E

1. Annual average over the period 2023 to 2025 using Constancia's 3-year guidance outlook announced March 30, 2023.
2. Midpoint of copper production guidance shown for 2023, 2024 and 2025 based on the annual reserve and resource update news release dated March 30, 2023. Cash cost guidance for 2024 and 2025 not provided.

LONG LIFE, LOW-COST COPPER MINE IN PERU

- 100%-owned, production commenced in 2014
- Developed constructive partnerships with local communities
- High-grade Pampacancha satellite pit commenced production in 2021
- Potential to add value through nearby satellite deposits similar to Pampacancha
- Sustained increased throughput beyond original design capacity with strong culture focused on continuous improvement

HUDBAY COPPER MOUNTAIN MINING CORPORATION
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CONSTANCIA EXPLORATION POTENTIAL

SEVERAL OPPORTUNITIES EXIST ON HUDBAY'S EXTENSIVE LAND PACKAGE IN PERU

PERU
Lima
Constancia
Matarani Port

CONSTANCIA SATELLITE EXPLORATION TARGETS

HUDBAY
Maria Reyna
Caballito
Constancia
Leviatan
Pampacancha
Paquitas
Tintaya
GLENCORE
Antapaccay
GLENCORE
5 km

Constancia & Pampacancha
3.3Mt Cu
DELINEATED TO-DATE
1.0Mt Cu
MINED TO-DATE

Maria Reyna North-East
Maria Reyna South-West
Kusiorcco
Uchucarco
Caballito
HR = 12 km
HR = 6 km
Constancia Norte Underground
Tajo Constancia
Tajo Pampacancha
TMF 4190
Chilloroya

Geophysics indicate several nearby exploration targets within trucking distance of Constancia's infrastructure - Maria Reyna and Caballito have large-scale potential

Note: Overview maps are not to scale

HUDBAY COPPER MOUNTAIN MINING CORPORATION
29

SNOW LAKE OPERATIONS

LOW-COST GOLD OPERATION WITH MEANINGFUL BASE METAL PRODUCTION

- The 100%-owned Lalor mine in Snow Lake produces gold ore for the newly refurbished New Britannia mill and base metal ore for the Stall concentrator
- New Britannia mill commenced production in late 2021 resulting in increased annual gold production to over 180,000 ounces at cash costs of $412/oz on average over the next six years
- Lalor is operating at 4,650 tpd, significantly exceeding the original design capacity of 3,300 tpd and has plans to further increase ore production
- Potential for further mine life extension from satellite deposits in Snow Lake

16 YEARS
MINE LIFE[1]

Au-Zn-Cu
VMS DEPOSITS

5.3k tpd
TOTAL MILL CAPACITY

193koz
3-YEAR AVG. AU PRODUCTION[2]

36kt
3-YEAR AVG. ZN PRODUCTION[2]

$650/oz
2023E. CASH COSTS

SNOW LAKE GOLD PRODUCTION PROFILE[3]

Gold (koz)
250
200
150
100
50
0
70
100
146
190
190
200
2020
2021
2022
2023E
2024E
2025E

1. Snow Lake mine life based on Lalor mine providing ore feed through to 2031, with WIM and 3 Zone deposits subsequently providing ore feed to 2038, reserve life as of January 2023.
2. Annual average over the period 2023 to 2025 using Snow Lake Gold's 3-year guidance outlook announced March 30, 2023.
3. Midpoint of gold production guidance shown for 2023, 2024 and 2025 as per news release dated March 30, 2023.

HUDBAY COPPER MOUNTAIN MINING CORPORATION

30

SNOW LAKE EXPLORATION POTENTIAL

LALOR IN-MINE EXTENSION POTENTIAL AND REGIONAL UPSIDE EXPLORATION OPPORTUNITIES

- Snow Lake deposits contain 1.7 million ounces of gold in inferred resources
- Lalor inferred resources estimated using stringent methodology constraining the resource within a stope optimization envelope, which is expected to lead to higher resource to reserve conversion

LALOR MINE LIFE EXTENSION

0m
100m
250m
500m
Exhaust raise
Shaft
Ramp to Chisel North and surface
835mL
910mL
955mL
985mL Shaft bottom
Zone 27
Zone 17
Open
Open
LEGEND
Existing development and mined out stopes
Planned development
Base Metal Stopes
Reserves
Inferred
Gold & Copper – Gold Stopes
Reserves
Inferred

LALOR DEEP TARGETS

- 5 drills rigs are presently testing the down-dip gold and copper extensions of the Lalor deposit and potential offset to the NW
- A total of 12 holes and over 20,000 m of drilling are planned for 2023 with a combination of surface and borehole EM surveys

January 2023 Surface Drilling
Lalor
Lens 27
Down Dip
2 km
-1150 msl
-1700 msl
Alternation zone that hosts Lalor mineralization continues down dip over 2,000m from the edge of Lens 27 (Cu-Au zone)

HUDBAY COPPER MOUNTAIN MINING CORPORATION
31

COPPER WORLD PROJECT

HIGH-QUALITY COPPER DEVELOPMENT PROJECT

- Two-phase mine plan with standalone Phase I operation on private land requiring state-level permits and generating an after-tax $NPV_{10\%}$ of $741M and an IRR of 17% at $3.50/lb
- Phase I has a 16-year mine life with meaningful average annual copper production of ~86kt at first quartile cash costs and sustaining cash costs of $1.15 and $1.44/lb of copper, respectively
- Designed to produce "Made in America" copper cathode to feed growing U.S. copper demand and eliminate GHG and sulfur emissions associated with overseas shipping and processing of concentrate
- Phase II expands the mine life to 44 years through federal land permitting and increases total annual production to more than 100kt of copper, providing significant optionality with an additional $NPV_{10\%}$ of $555M and IRR of 49% ($NPV_{10\%}$ of $2.8B at time of sanction)

1.2Bt	$1.15/lb	44 YEARS
M&I TONNAGE	CU CASH CASH COST[1]	MINE LIFE
0.41%	86kt	$1,296M / 18%
M&I CU GRADE	ANNUAL CU PRODUCTION[1]	$NPV_{10\%}$ / IRR[2]

COPPER WORLD ECONOMICS

LOM After-Tax $NPV_{10\%}$ (US$M)
$990
$1,296
$1,903
$3.25
$3.50
$4.00

Phase I After-Tax $NPV_{10\%}$ (US$M)
$513
$741
$1,193
$3.25
$3.50
$4.00

Peach
North Limb
West
Elgin
South Limb
Broadtop Butte
Patented mining claims on private land
Bolsa
2017 East Recource Pit
2017 East Reserve Pit

1. Based on Phase I of mine plan. 2. LOM NPV and IRR based on $3.50/lb Cu.
* For further information please refer to Hudbay news release issued June 8, 2022

HUDBAY COPPER MOUNTAIN MINING CORPORATION
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MASON PROJECT

LARGE OPEN PIT COPPER PROJECT WITH SIGNIFICANT LAND PACKAGE

- Acquired in 2018, Mason is 100%-owned by Hudbay and is located in the prolific Yerington Copper District
- Excellent infrastructure is already in place including road access and nearby rail and power
- In 2019 and 2020, Hudbay consolidated adjacent lands near Mason, including the Mason Valley and Bronco Creek properties, offering optimization and exploration upside potential
- Robust PEA released in 2021, ongoing social engagement and plans for a geophysical program on high-grade skarn targets in 2022

2.2Bt	$1.76/lb	27 YEARS
M&I TONNAGE	CU SUSTAINING CASH COST	MINE LIFE
0.29%	**112kt**	**$1,191M / 18%**
M&I CU GRADE	ANNUAL CU PRODUCTION	NPV / IRR [1]

MASON ECONOMICS[1]

After-Tax NPV$_{10\%}$ (US$M)
$773
$1,191
$2,019
$3.25
$3.50
$4.00
Unlevered IRR (%)
15%
18%
23%
$3.25
$3.50
$4.00

W
Block Model Section 4317700N
E
PEA Pit
Additional Potential Pit Phases
BLOCK Cu (%)
0.15% Cu Grade Shell
1100 L
1000 L
900 L
800 L
700 L
600 L
500 L
400 L
300 L
200 L
300 m

1.Mason on a 100% basis and based on 2021 preliminary economic assessment released April 6, 2021. Economic results highlighted are at a 10% discount rate and a long-term $3.50/lb Cu price. Tonnes shown are metric tonnes.

HUDBAY COPPER MOUNTAIN MINING CORPORATION
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LLAGUEN PROJECT

ADDING A NEW PROJECT TO OUR COPPER GROWTH PIPELINE

OVERVIEW

Peru
La Libertad
Llaguen

- 100% owned by Hudbay
- The Llaguen project is in La Libertad region in northwestern Peru
- Accessible by road, 62km from the Salaverry port and 40km from the Trujillo Nueva electric substation
- Hosts shallow mineralization over a 1.3km strike length, with higher grade mineralization located close to surface that has the potential to be mined earlier in the mine life

MINERAL RESOURCE ESTIMATE AS AT NOVEMBER 1, 2022

Category	Metric Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)	CuEq (%)
Indicated Global (>= 0.14% Cu)	**271,000,000**	**0.33**	**218**	**0.033**	**2.04**	**0.42**
Including Indicated High-grade (>= 0.30% Cu)	*113,000,000*	*0.49*	*261*	*0.046*	*2.73*	*0.60*
Inferred Global (>= 0.14% Cu)	**83,000,000**	**0.24**	**127**	**0.024**	**1.47**	**0.30**
Including Inferred High-grade (>= 0.30% Cu)	*16,000,000*	*0.45*	*141*	*0.038*	*2.60*	*0.52*

SECTIONAL VIEW OF PROJECT

HUDBAY COPPER MOUNTAIN MINING CORPORATION

34

PERU MINERAL RESERVES (AS AT JANUARY 1, 2023)

CATEGORY	TONNES	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
CONSTANCIA					
Proven	411,200,000	0.28	79	0.041	2.85
Probable	46,500,000	0.23	79	0.038	2.84
TOTAL PROVEN AND PROBABLE	457,700,000	0.28	79	0.040	2.85
PAMPACANCHA					
Proven	34,100,000	0.59	153	0.320	4.98
Probable	300,000	0.17	306	0.119	2.29
TOTAL PROVEN AND PROBABLE	34,400,000	0.59	155	0.319	4.96
TOTAL MINERAL RESERVES	492,100,000	0.30	85	0.060	2.99

HUDBAY COPPER MOUNTAIN MINING CORPORATION
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PERU MINERAL RESOURCES (AS AT JANUARY 1, 2023)

CATEGORY	TONNES	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
CONSTANCIA					
Measured	118,400,000	0.2	62	0.036	1.86
Indicated	140,700,000	0.23	73	0.04	2.2
Inferred – Open Pit	56,700,000	0.27	82	0.044	1.86
Inferred – Underground	6,500,000	1.20	69	0.137	8.62
PAMPACANCHA					
Measured	9,100,000	0.35	103	0.23	6.01
Indicated	300,000	0.16	173	0.173	2.62
Inferred	900,000	0.15	118	0.103	2.86
TOTAL MEASURED AND INDICATED	268,500,000	0.22	69	0.045	2.18
TOTAL INFERRED	64,100,000	0.36	81	0.054	2.56

HUDBAY COPPER MOUNTAIN MINING CORPORATION
36

SNOW LAKE RESERVES & RESOURCES – LALOR & 1901

(AS AT JANUARY 1, 2023)

PROPERTY	CATEGORY		TONNES	Au (g/t)	Zn (%)	Cu (%)	Ag (g/t)
Base Metal Zone	Proven	Lalor	5,977,000	2.5	5.17	0.42	28.7
		1901	1,278,000	2.2	8.14	0.30	27.4
	Probable	Lalor	522,000	2.6	4.59	0.36	30.3
		1901	245,000	0.8	10.7	0.30	25.2
	Total Base Metal		8,022,000	2.5	5.77	0.39	28.5
Gold Zone	Proven	Lalor	3,345,000	5.1	0.77	0.54	29.2
		1901	101,000	2.9	1.32	1.00	19.2
	Probable	Lalor	3,779,000	5.5	0.41	1.12	25.6
		1901	54,000	1.7	0.45	1.82	5.6
	Total Gold		7,279,000	5.3	0.59	0.86	27.0
TOTAL PROVEN & PROBABLE (BASE METAL & GOLD)			**15,303,000**	**3.8**	**3.31**	**0.61**	**27.8**
Base Metal Zone Resources	Inferred	Lalor	1,947,000	1.7	5.56	0.34	32.0
	Inferred	1901	312,000	1.5	5.86	0.19	32.0
	Total Base Metal		2,259,000	1.7	5.6	0.32	32.0
Gold Zone Resources	Inferred	Lalor	3,764,000	5	0.27	1.68	26.4
	Inferred	1901	1,599,000	5.5	0.3	0.85	16.5
	Total Gold		5,363,000	5.1	0.28	1.43	23.5
TOTAL INFERRED (BASE METAL & GOLD)			**7,622,000**	**4.1**	**1.86**	**1.10**	**26.0**

HUDBAY COPPER MOUNTAIN MINING CORPORATION
37

SNOW LAKE RESERVES & RESOURCES – OTHER GOLD

(AS AT JANUARY 1, 2023)

PROPERTY	CATEGORY	TONNES	Zn (%)	Au (g/t)	Cu (%)	Ag (g/t)
WIM	Probable	2,450,000	0.25	1.6	1.63	6.3
3 Zone	Probable	660,000	-	4.2	-	-
TOTAL WIM + 3 ZONE PROBABLE (GOLD)		3,110,000	2.20	2.2	1.28	5.0
Birch	Inferred	570,000	-	4.4	-	-
New Britannia	Inferred	2,750,000	-	4.5	-	-
TOTAL BIRCH + NEW BRITANNIA INFERRED (GOLD)		3,320,000	-	4.5	-	-

HUDBAY COPPER MOUNTAIN MINING CORPORATION
38

SNOW LAKE RESERVES & RESOURCES – OTHER BASE METALS

(AS AT JANUARY 1, 2023)

PROPERTY	CATEGORY	TONNES	Zn (%)	Au (g/t)	Cu (%)	Ag (g/t)
PEN II	Indicated	470,000	8.89	0.3	0.49	6.8
Talbot[1]	Indicated	2,190,000	1.79	2.1	2.33	36.0
TOTAL INDICATED (BASE METALS)		**2,660,000**	**3.04**	**1.8**	**2.01**	**30.9**
Watts River	Inferred	3,150,000	2.58	1.0	2.34	31.0
PEN II	Inferred	130,000	9.81	0.3	0.37	6.8
Talbot[1]	Inferred	2,450,000	1.74	1.9	1.13	25.8
TOTAL INFERRED (BASE METALS)		**5,730,000**	**2.39**	**1.3**	**1.78**	**28.3**

1.Includes 100% of the Talbot mineral resources reported by Rockcliff Metals Corp. in its 2020 NI 43-101 technical report published on SEDAR. Hudbay currently owns a 51% interest in the Talbot project.

HUDBAY COPPER MOUNTAIN MINING CORPORATION

39

COPPER WORLD COMPLEX MINERAL RESOURCES
(AS AT JANUARY 1, 2023)

PROPERTY	CATEGORY	TONNES	Cu Grade (%)	Soluble Cu Grade (%)	Mo (g/t)	Ag (g/t)
Flotation	Measured	687,000,000	0.45	0.05	138	5.1
	Indicated	287,000,000	0.36	0.06	134	3.6
	Total M&I	973,000,000	0.42	0.05	137	4.7
	Inferred	210,000,000	0.36	0.05	119	3.9
Leach	Measured	105,000,000	0.37	0.26	-	-
	Indicated	94,000,000	0.35	0.26	-	-
	Total M&I	200,000,000	0.36	0.26	-	-
	Inferred	52,000,000	0.40	0.29	-	-

HUDBAY COPPER MOUNTAIN MINING CORPORATION
40

MASON MINERAL RESOURCES
(AS AT JANUARY 1, 2023)

PROPERTY	CATEGORY	TONNES	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Mason	Measured	1,417,000,000	0.29	59	0.031	0.66
	Indicated	801,000,000	0.30	80	0.025	0.57
TOTAL MASON MEASURED AND INDICATED		**2,219,000,000**	**0.29**	**67**	**0.029**	**0.63**
Mason	Inferred	237,000,000	0.24	78	0.033	0.73

HUDBAY COPPER MOUNTAIN MINING CORPORATION
41

LLAGUEN MINERAL RESOURCES
(AS AT JANUARY 1, 2023)

PROPERTY	CATEGORY	TONNES	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Llaguen	**Indicated Global (≥ 0.14% Cu)**	**271,000,000**	**0.33**	**218**	**0.033**	**2.04**
	Including Indicated High-grade (≥ 0.30% Cu)	113,000,000	0.49	291	0.046	2.73
Llaguen	**Inferred Global (≥ 0.14% Cu)**	**83,000,000**	**0.24**	**127**	**0.024**	**1.47**
	Including Inferred High-grade (≥ 0.30% Cu)	16,000,000	0.45	141	0.038	2.60
	Total Waste	**314,000,000**				
	Strip Ratio (x)	**0.9**				

HUDBAY COPPER MOUNTAIN MINING CORPORATION
42

COPPER MOUNTAIN MINERAL RESERVES[1]

(AS AT DECEMBER 31, 2022)

CATEGORY	TONNES	Cu (%)	Au (g/t)	Ag (g/t)
COPPER MOUNTAIN				
Proven	227,696,000	0.28	0.08	0.90
Probable	145,493,000	0.22	0.08	0.63
TOTAL PROVEN AND PROBABLE	**373,189,000**	**0.25**	**0.08**	**0.79**
NEW INGERBELLE				
Proven	183,003,000	0.23	0.14	0.41
Probable	80,154,000	0.22	0.12	0.37
TOTAL PROVEN AND PROBABLE	**263,157,000**	**0.23**	**0.13**	**0.40**
STOCKPILE				
TOTAL PROVEN AND PROBABLE	**51,765,000**	**0.15**	**0.04**	**0.45**
TOTAL MINERAL RESERVES	**688,111,000**	**0.24**	**0.10**	**0.62**

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: Copper Mountain's Annual Information Form dated December 31, 2022.
1. Mineral reserves are shown on a 100% basis.

43

COPPER MOUNTAIN MINERAL RESOURCES[1]
(AS AT DECEMBER 31, 2022)

CATEGORY	TONNES	Cu (%)	Au (g/t)	Ag (g/t)
COPPER MOUNTAIN				
Measured	107,072,000	0.15	0.05	0.61
Indicated	207,424,000	0.16	0.06	0.57
Inferred	271,320,000	0.19	0.08	0.61
NEW INGERBELLE				
Measured	15,238,000	0.29	0.17	0.36
Indicated	85,056,000	0.24	0.14	0.38
Inferred	154,800,000	0.20	0.11	0.32
TOTAL MEASURED AND INDICATED	**414,790,000**	**0.18**	**0.08**	**0.53**
TOTAL INFERRED	**426,120,000**	**0.19**	**0.09**	**0.50**

HUDBAY COPPER MOUNTAIN MINING CORPORATION

Source: Copper Mountain's Annual Information Form dated December 31, 2022.
1. Mineral reserves are shown on a 100% basis.

44

NI 43-101 MATTERS: ADDITIONAL RESERVES & RESOURCES
INFORMATION; QUALIFIED PERSONS

The reserve and resource estimates included in this presentation were prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines. The mineral resource estimates in this presentation are exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The totals in the tables may not add up correctly due to rounding.

Unless otherwise indicated, the scientific and technical information contained in this presentation with respect to Hudbay has been prepared by Hudbay and approved by Olivier Tavchandjian, P. Geo, Hudbay's Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to NI 43-101.

Unless otherwise indicated, the scientific and technical information contained in this presentation with respect to Copper Mountain has been prepared by Copper Mountain and approved by Alberto Chang, P. Eng., Copper Mountain's Vice President, Mining and Patrick Redmond, Ph.D., P. Geo, Copper Mountain's Senior Vice President, Exploration and Geoscience. Mr. Chang and Dr. Redmond are each a qualified person pursuant to NI 43-101.

Additional details on Hudbay's material mineral projects, including a year-over-year reconciliation of reserves and resources and metal price assumptions, is included in Hudbay's Annual Information Form for the year ended December 31, 2022, which is available on SEDAR at www.sedar.com.

Additional details with respect to the Copper Mountain mine project in British Columbia are available in Copper Mountain's technical report dated September 30, 2022 and in Copper Mountain's Annual Information Form for the year ended December 31, 2022, each filed on Copper Mountain's SEDAR profile at www.sedar.com.

With respect to Hudbay's disclosure herein, the Copper World and Mason preliminary economic assessments are preliminary in nature, includes inferred resources that are considered too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessments will be realized. Additional details on the Copper World and Mason preliminary economic assessments (including assumptions underlying the mineral resource estimates) are included in Hudbay's news releases dated June 8, 2022 and April 6, 2021, respectively.

This presentation has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. For this reason, information contained in this presentation containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ENDNOTES

1. 2023E production constitutes forward-looking information and assumes that the risk factors described under "Cautionary Information" do not materialize. For further information, see "Cautionary Information".

2. 2023E cash costs constitutes forward-looking information and assumes that the risk factors described under “Cautionary Information” do not materialize. 2023E cash costs is a non-IFRS financial measure with no standardized definition under IFRS. 2022A cash costs for each of Hudbay and Copper Mountain were disclosed and described, together with appropriate reconciliations to the nearest IFRS or GAAP measure, as applicable, in their respective management's discussion and analysis for the year ended December 31, 2022. For further information, see “Cautionary Information”.

3. 2023E EBITDA constitutes forward-looking information and assumes the risk factors described under “Cautionary Information” do not materialize. 2023E EBITDA is a non-IFRS financial measure with no standardized definition under IFRS. 2022A EBITDA for each of Hudbay and Copper Mountain were disclosed and described, together with appropriate reconciliations to the nearest IFRS or GAAP measure, as applicable, in their respective management's discussion and analysis for the year ended December 31, 2022. For further information, see “Cautionary Information”.

4. 2023E Net Debt / EBITDA range constitutes forward-looking information and assumes that none of the risk factors described under “Cautionary Information” materializes. 2023E Net Debt / EBITDA range is a non-IFRS financial ratio with no standardized definition under IFRS. 2022A EBITDA for each of Hudbay and Copper Mountain were disclosed and described, together with appropriate reconciliations to the nearest IFRS or GAAP measure, as applicable, in their respective management's discussion and analysis for the year ended December 31, 2022. For further information, see “Cautionary Information”.

5. 2023E Net Debt / EBITDA range constitutes forward-looking information and assumes that none of the risk factors described under “Cautionary Information” materializes. 2023E Net Debt / EBITDA range is a non-IFRS financial ratio with no standardized definition under IFRS. 2022A EBITDA for each of Hudbay and Copper Mountain were disclosed and described, together with appropriate reconciliations to the nearest IFRS or GAAP measure, as applicable, in their respective management's discussion and analysis for the year ended December 31, 2022. For further information, see “Cautionary Information”.

6. 2023E cash flow per share constitutes forward-looking information and assumes that none of the risk factors described under "Cautionary Information" materializes. See "Cautionary Information".